SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 19, 2006

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated June 19, 2006 and titled: Nokia and Siemens to merge their communications service provider businesses

PRESS RELEASE

June 19, 2006

Nokia and Siemens to merge their communications service provider businesses

New global network leader for fixed-mobile convergence

•  Companies form Nokia Siemens Networks with 2005 calendar year pro forma revenues of EUR 15.8 billion.

•  50-50 joint venture to consist of Nokia’s Networks Business Group and Siemens’ carrier-related operations for fixed and mobile networks.

•  Broad scale advantages, leading “quadruple play” product portfolio and worldwide presence.

•  Market strength and leading position in fixed-mobile convergence.

•  Estimated cost synergies of EUR 1.5 billion annually by 2010.

•  Simon Beresford-Wylie to become chief executive officer and Peter Schönhofer to become chief financial officer.

Nokia and Siemens today announced that they intend to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into a new company, to be called Nokia Siemens Networks. The 50-50 joint venture will create a global leader with strong positions in important growth segments of fixed and mobile network infrastructure and services.

The combined company is positioned to lead the development and implementation of revenue-generating and cost-saving products and services via its scale and global reach. Nokia Siemens Networks will have one of the world’s best research and development teams with the ability to invest in next generation fixed and mobile product platforms and services. The new company will have a world-class fixed-mobile convergence capability, a complementary global base of customers, a deep presence in both developed and emerging markets, and one of the industry’s largest and most experienced service organizations.

“We believe the partnership with Siemens is the most effective way to build the scale and broad product portfolio necessary to compete globally and create value for shareholders,” said Olli-Pekka Kallasvuo, CEO of Nokia. “The communications industry is converging, and a strong and independent Nokia Siemens Networks will be ideally positioned to help customers lower costs and grow revenue while managing the challenges of converging technology.” Olli-Pekka Kallasvuo will serve as chairman of Nokia Siemens Networks.

“This joint venture is an important step to strengthen our position in the market sustainably and to enable us to offer the best state of the art converged technologies and services to our customers,” said Klaus Kleinfeld, CEO of Siemens. “This combination creates a leading industry player with immediate strength, excellent potential for growth and well-positioned to improve future profitability.”

Strong player with scale and powerful convergence portfolio

Based on the 2005 calendar year, the combined company had EUR 15.8 billion in pro forma annual revenues and is expected to start operations with 60,000 employees. Based on current market share data, it will be the second largest company in mobile infrastructure, second in services, third in fixed infrastructure, and the third largest in the overall telecommunications infrastructure market.

Nokia Siemens Networks will be able to offer its operator customers a comprehensive portfolio of fixed and mobile network products supported by a full range of professional services. The company’s portfolio will include Next Generation Network convergence products like IMS, 2G GSM/EDGE access, 3G WCDMA/HSDPA access, extensive mobile core, fixed broadband, transport, IPTV, LTE, WiMAX and low-cost mobile voice products tailored for emerging market operators.

Extensive synergy benefits

The estimated cost synergies of EUR 1.5 billion annually by 2010 are expected to come primarily from the elimination of overlapping functions, consolidation and better utilization of sales and marketing organizations, reduction of overhead costs, sourcing benefits, and greater efficiencies in R&D.

A substantial portion of these synergies is expected to be realized in the first two years. These changes are expected to result in a headcount adjustment over the next four years in the range of ten to fifteen percent from the initial combined base of approximately 60,000. Detailed headcount reduction assessments will be made as part of the integration planning process and subject to required consultation with employee representatives.

Both Nokia and Siemens expect the impact of the partnership on their respective EPS, on a pro forma basis excluding the restructuring charges, to be accretive by the end of 2007, assuming a closing by January 1, 2007.

Global company and leadership

Nokia Siemens Networks will have its operational headquarters in the Helsinki, Finland metropolitan area, and have strong regional headquarters in Munich, Germany, where three of the future five divisions of the new company will be based.

Simon Beresford-Wylie, currently Executive Vice President and General Manager of Networks at Nokia, will assume the position of chief executive officer immediately upon the closing of the merger. “Nokia Siemens Networks brings the two finest teams in the communications industry together at an unprecedented time of industry change,” said Simon Beresford-Wylie. “I know the power of the Nokia team and have a deep appreciation for the quality and spirit of the people of Siemens. Together, the collective Nokia and Siemens teams will be a powerful force in the industry as we pursue our future goals of providing unequaled customer satisfaction and of becoming the undisputed industry champion.” In addition to Simon Beresford-Wylie, Peter Schönhofer will assume the position of CFO. Schönhofer is currently a member of the executive board of Siemens AG Austria.

The transaction closing is expected to take place before January 1, 2007 and is subject to customary regulatory approvals, the completion of standard closing conditions, and the agreement of a number of detailed implementation steps. After closing, the financial results of Nokia Siemens Networks will be consolidated by Nokia and accounted for at equity by Siemens.

Today’s press conference information

Nokia and Siemens will hold a press conference today, Monday, June 19, 2006 at 11:00 a.m. Central European Summer Time at the Hotel Intercontinental, Wilhelm-Leuschner Strasse 43, 60329 Frankfurt am Main. The press conference will be webcast at www.nokia.com/press/pressconference19062006 and www.siemens.com/press.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 461,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2005 (ended September 30), Siemens had sales from continuing operations of EUR 75.4 billion and net income of EUR 3.058 billion. Further information is available on the Internet at: www.siemens.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

Forward Looking Statements

This announcement includes “forward-looking statements” and information which are not historical facts. These statements are based on the current expectations of the management of Nokia and Siemens and are naturally subject to uncertainty and changes in circumstances. The  forward-looking statements contained herein include statements about the expected timing and scope of the merger of Nokia’s and Siemens’ communications service provider businesses, anticipated growth potential and earnings enhancements, estimated profitability levels, sources, timing and amount of estimated cost synergies, leadership and market position, future product portfolio, geographic coverage and customer base, future investments in technologies and services and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not  limited to, the satisfaction of the conditions to the merger and closing of the transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective communications service provider businesses, as well as additional factors relating to, for example, developments in the mobile communications industry, changes in technology and the ability to develop or otherwise acquire complex technologies as required by the market with full rights needed to use, timely and successful commercialization of new advanced products and solutions, intensity of competition and various other factors. More detailed information about certain of these factors is contained in Nokia’s and Siemens’ filings with the SEC, which are available on their respective websites, www.nokia.com and www.siemens.com, and on the SEC’s website, www.sec.gov. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor Siemens undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. In addition to “forward-looking statements”, this announcement also includes certain terms like “joint venture”, “partnership” or words of a similar nature describing the new company, or the new companies, resulting from the merger, which words are used in this announcement in their generic sense and the common language meaning and do not imply, or intend to imply, any specific legal, tax, accounting or other regulatory or officially standardized definition or meaning.

Media Enquiries:

Siemens Corporate Communications
Peik von Bestenbostel
Tel. +49 89 636 36320
E-mail: peik.bestenbostel@siemens.com

Dr. Constantin Birnstiel
Tel. +49 89 636 36669
E-mail: constantin.birnstiel@siemens.com

Nokia
Communications
Arja Suominen
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia, Networks
Communications
Barry French
Tel. +358 7180 38198
E-mail: barry.french@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel